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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(9) of the Securities Exchange Act of 1934

JEFFERSON SMURFIT GROUP
PUBLIC LIMITED COMPANY
(Name of Subject Company)

JEFFERSON SMURFIT GROUP
PUBLIC LIMITED COMPANY
(Name of Person Filing Statement)

Ordinary Shares of €0.30 each
and
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Ordinary Shares
(Title of Classes of Securities)

47508W 10 7
(CUSIP Number of Class of Securities)

Michael O'Riordan
Group Secretary
Jefferson Smurfit Group plc
Beech Hill, Clonskeagh
Dublin 4, Ireland
353-1-202-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

Copies to:

Steven A. Rosenblum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000	Houghton Fry, Esq. William Fry Solicitors Fitzwilton House, Wilton Place Dublin 2, Ireland 353-1-639-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is Jefferson Smurfit Group plc, a public limited company incorporated under the laws of Ireland ("JSG" or the "Company"). The address of the principal executive offices of the Company is Beech Hill, Clonskeagh, Dublin 4, Ireland. The telephone number of the Company at its principal executive offices is 353-1-202-7000.

        The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the ordinary shares of €0.30 each of the Company (the "Ordinary Shares"), including American Depositary Shares ("ADSs") each representing ten Ordinary Shares. The Ordinary Shares and ADSs are referred to collectively herein as the "JSG Shares." As of July 2, 2002, there were 1,111,553,090 Ordinary Shares outstanding, including 13,095,557 ADSs.

Item 2. Identity and Background of Filing Person.

        The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the tender offer by MDCP Acquisitions I (the "Purchaser"), an unlimited public company incorporated under the laws of Ireland, formed by Madison Dearborn Partners, L.L.C. ("MDP"), to purchase all of the issued and to be issued JSG Shares, at a purchase price of €2.15 in cash per Ordinary Share, or €21.50 per ADS (the "Offer Price"), in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer Document, dated July 5, 2002 (the "Offer Document"), and in the related Letter of Transmittal or Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by the Purchaser with the Securities and Exchange Commission on July 5, 2002 and is being mailed to JSG shareholders. A copy of the Offer Document and the related Letter of Transmittal and Form of Acceptance have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is incorporated herein by reference.

        In connection with the Offer, the Company has entered into a Transaction Agreement, dated June 17, 2002, with the Purchaser (the "Transaction Agreement"), providing for the Offer and for the distribution by JSG to its shareholders, concurrently with the Offer becoming or being declared wholly unconditional in all respects, of up to 71,638,462 shares of common stock of Smurfit-Stone Container Corporation ("SSCC") beneficially owned by the Company, in exchange for the cancellation of a portion of the Company's share capital pursuant to a reduction of capital (the "Spin-Off"). Following the completion of the Offer, the Purchaser will acquire any remaining JSG Shares in a mandatory acquisition pursuant to Section 204 of the Irish Companies Act, 1963. The Transaction Agreement is summarized in Appendix I, paragraph 12 of the Offer to Purchase under "Special Factors—Description of agreements related to the Offer."

        The Schedule TO states that the principal executive offices of MDP and the Purchaser are located at c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) the Purchaser, MDP or their respective executive officers, directors or affiliates.

  Transaction Agreements

        The summary of the Transaction Agreement and related matters contained in Appendix I, paragraph 12, of the Offer Document under "Special Factors—Description of agreements related to the Offer—Transaction Agreement" and the description of the terms and conditions of the Offer contained in Appendix II of the Offer Document under "Conditions and Further Terms of the Offer" are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The summary of the expense reimbursement and non-solicitation agreement, dated May 7, 2002, between the Company and Madison Dearborn Capital Partners IV, L.P. ("MDCP"), as amended by a supplemental agreement dated June 17, 2002 (as so amended, the "Reimbursement Agreement"), contained in Appendix I, paragraph 12, of the Offer Document under "Special Factors—Description of agreements related to the Offer—Expense Reimbursement Agreement" is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Reimbursement Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        See Item 4(c) of this Statement.

  Engagement Letters with UBS Warburg and IBI Corporate Finance

        The descriptions of the engagement letters with UBS Warburg and IBI Corporate Finance set forth in Item 5 hereof are incorporated by reference herein.

  Certain Employment, Retention and Benefits Arrangements and Affiliate Transactions

        The summary information contained in Appendix I, paragraph 8, of the Offer Document under "Special Factors—Interests of certain persons in the Offer" is incorporated herein by reference. Such summary is qualified in its entirety by reference to the letter agreements, Management Equity Agreement, Registration Rights Agreement and Corporate Governance Agreement, which have been filed as Exhibit (e)(5)-(8) hereto, respectively, and are incorporated herein by reference.

  Compensation of Directors and Officers

        The aggregate compensation paid by the Company to directors and officers as a group (17 persons) for services in all capacities for 2001 was €13.8 million. In addition, the table below sets out the remuneration of the directors in accordance with the Listing Rules of the Irish Stock Exchange.

	Fees Company(1)	Fees— other(2)	Other Remuneration(3)	Salary	Annual Bonus	Deferred Bonus	Other benefits(4)	2001 Total	2000 Total
	€000	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors
Group
M.W.J. Smurfit				1,546	1,397		31	2,974	4,601
G.W. McGann(5)				735	735	205	10	1,685	1,054
P.A. Smurfit				702	274		64	1,040	1,210
D.F. Smurfit				649	253		20	922	1,272
A.P.J. Smurfit		4		410	234		3	651	697
P.J. Wright(6)									310

		4		4,042	2,893	205	128	7,272	9,144

Associate
M.W.J. Smurfit(7)				1,006	402		291	1,699	1,967
A.P.J. Smurfit		13						13	12

		13		1,006	402		291	1,712	1,979

Non Executive Directors
Group
H.E. Kilroy	40		127					167	161
P.J.P. Gleeson	40						2	42	32
J.B. Malloy	35						6	41	46
J.M. O'Dwyer	41							41	32
R. MacSharry	54							54	39
M. Rafferty	54							54	44
P.J. Wright(6)	38		63				3	104	98
A. Reynolds	41							41	52
M. Redmond	41							41	32
J.R. Thompson	41						10	51	40

	425		190				21	636	576

Associate
H.E. Kilroy(7)		51						51	47

Total—2001	425	68	190	5,048	3,295	205	440	9,671	11,746

Notes

1.
Fees comprise a fee paid in respect of service as a director and additional remuneration paid to non executive directors through membership of board committees.

2.
Fees for service as directors of subsidiary or associated undertakings.

3.
Consultancy fees paid for services unrelated to duties as director of the Company.

4.
Group relates principally to use of company cars, travel, accommodation and related costs. Associate relates to a gross-up for a portion of United States Federal and State taxes.

5.
Mr. McGann was appointed a director on January 28, 2000.

6.
Mr. Wright retired from his executive position on June 30, 2000.

7.
Amounts paid by Smurfit-Stone Container Corporation.

  Long Term Incentive Plans

        The Company has two principal share based long term incentive plans:

  •
  The share option schemes adopted in 1987 comprising the Jefferson Smurfit Group plc 1987 Option Scheme (the "1987 Scheme") and the Jefferson Smurfit Group plc 1987 United Kingdom Option Scheme (the "1987 UK Scheme"); and

  •
  The long term incentive plans adopted in 1999 and 2000 comprising the Jefferson Smurfit Group plc 1999 Performance Share Plan (the "PSP"), the Jefferson Smurfit Group plc 1999 Executive Share Option Plan (the "ESOP"), the Jefferson Smurfit Group plc 2000 United Kingdom Executive Approved Share Option Plan (the "UK EASOP") and the Special Long Term Incentive Plans.

        The 1987 Scheme and the 1987 UK Scheme.    These schemes expired in 1997 for the purpose of making new grants but a number of earlier grants remain extant. These schemes allowed participating executives to receive grants of share options under Section A of the relevant scheme and, in many cases, also under Section B of the relevant scheme. Section A options become exercisable if the earnings per share ("EPS") growth of the Company over a period of at least three years exceeds the growth in the Irish Consumer Price Index ("CPI") over the same period. For the grants made in 1997 this threshold was increased to CPI plus 2% per annum. Section B options become exercisable if the EPS growth of the Company over a period of five years places it in the upper quartile of the FTSE 100 companies ranked in terms of EPS growth over the same period. The FTSE 100 is a ranking based on market capitalisation of the top 100 companies quoted on the London Stock Exchange. The listing, which is updated quarterly, is prepared by the Financial Times in conjunction with the London Stock Exchange.

        Options granted under the 1987 Scheme are denominated in euro and options granted under the 1987 UK Scheme are denominated in Pounds Sterling. Apart from minor differences to reflect the different legislative regimes in Ireland and the United Kingdom, both schemes have similar terms and conditions.

        At December 31, 2001, the total number of options outstanding under these schemes was 17,060,892 (December 31, 2000: 19,194,600) made up as follows:

		No. of shares
Scheme	No. of participants
		Section A	Section B	Price range	Expiry dates
1987 Scheme	160	8,042,722	6,951,512	125.01–228.55 cent	Up to April 2007
1987 UK Scheme	34	1,267,774	798,884	Stg 102.32–181.5p	Up to April 2007

		9,310,496	7,750,396
of which exercisable		6,060,496	1,662,396

        The following schedule shows the outstanding share options held by directors and officers under these schemes:

	Section	January 1, 2001 & December 31, 2001	Exercise Price (euro unless otherwise stated)	Date from which exercisable	Expiry date
P.A. Smurfit	A	93,236	125.01 cent	May 7, 1996	October 13, 2002
	B	93,236	125.01 cent	October 17, 1997	October 13, 2002
	A	100,000	195.53 cent		November 30, 2005
	B	100,000	195.53 cent		November 30, 2005
	A	78,000	200.61 cent	March 26, 2001	April 18, 2007
	B	78,000	200.61 cent		April 18, 2007
D.F. Smurfit	A	200,974	Stg102.32p	May 7, 1996	October 13, 2002
	B	200,974	Stg102.32p	December 18, 1997	October 13, 2002
	A	100,000	195.53 cent		November 30, 2005
	B	100,000	195.53 cent		November 30, 2005
	A	135,000	200.61 cent	March 26, 2001	April 18, 2007
	B	135,000	200.61 cent		April 18, 2007
A.P.J. Smurfit	A	124,314	Stg102.32p	May 7, 1996	October 13, 2002
	B	124,314	Stg102.32p	December 18, 1997	October 13, 2002
	A	50,000	195.53 cent		November 30, 2005
	B	50,000	195.53 cent		November 30, 2005
	A	67,500	200.61 cent	March 26, 2001	April 18, 2007
	B	67,500	200.61 cent		April 18, 2007
P.J. Wright	A	100,000	195.53 cent		November 30, 2005
	B	100,000	195.53 cent		November 30, 2005
	A	220,000	200.61 cent	March 26, 2001	March 26, 2003
	B	220,000	200.61 cent		April 18, 2007
I.J. Curley	A	45,000	Stg181.50p	November 8, 1997	November 8, 2004
	B	45,000	Stg181.50p		November 8, 2004
	A	30,000	195.53 cent		November 30, 2005
	B	30,000	195.53 cent		November 30, 2005
	A	67,500	200.61 cent	March 26, 2001	April 18, 2007
	B	67,500	200.61 cent		April 18, 2007
M. O'Riordan	A	15,540	125.01 cent	May 7, 1996	October 13, 2002
	B	15,540	125.01 cent	October 17, 1997	October 13, 2002
	A	25,000	195.53 cent		November 30, 2005
	B	25,000	195.53 cent		November 30, 2005
	A	27,500	200.61 cent	March 26, 2001	April 18, 2007
	B	27,500	200.61 cent		April 18, 2007

        The market price of the shares at December 31, 2001 was 245 cent and the range during 2001 was 182 cent to 255 cent.

        The ESOP, UK EASOP and the PSP.    The ESOP and the UK EASOP allow participating executives to receive annual grants of share options. Apart from minor differences to reflect the different legislative regimes in Ireland and the United Kingdom, both schemes have similar terms and conditions. Options will become exercisable over a proportion of the shares subject to option to the extent that the pre-set performance targets described below are achieved over a performance period of not less than four years. Options will be granted to acquire shares at the market price at the time of grant exercisable between five and ten years from the date of grant. The options will generally take the form of options to subscribe for new shares of the Company.

        The PSP allows participating executives to receive annual allocations that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets described below are achieved over a performance period of not less than four years.

        The PSP is structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after one year and within six years (i.e., five years and ten years after the initial allocation, respectively). Awards will be made by an employee share ownership trust which will generally purchase existing shares.

        The performance measures for these plans have two elements. Up to 2/3 of any grant will become exercisable based on the change in the Company's EPS over the performance period matching median to upper quartile EPS performance of a peer group of international paper industry companies. If performance matches the median of the peer group 1/6 of the grant will become exercisable rising on a straight-line basis to 2/3 if performance matches the upper quartile of the peer group.

        The remaining 1/3 of any grant will become exercisable based on generation of shareholder value as measured by achievement of an Enhanced Shareholder Value ("ESV") target by the Group. No grant will be earned unless over the performance period the ESV measure has been positive where the ESV measure for the Group is its cash profit in excess of its cost of capital. Certain factors used in the calculation of this measure (i.e., risk free rate of return, market risk premium and beta) will be determined each year on the advice of a leading firm of stockbrokers.

        The ESV target is measured by reference to the Group as a whole.

        The composition of the peer group is as follows:

D.S. Smith (Holdings) PLC Gaylord Container Corporation Georgia-Pacific Group Grupo Industrial Durango SA de CV	IKPC—Industrias Klabin de Papel e Celulose SA International Paper Company Otor S.A. Packaging Corporation of America	Svenska Cellulosa Aktiebolaget SCA Temple-Inland Inc. Weyerhaeuser Company Willamette Industries Inc.

        The Company's ESV measure was positive €27 million for 2001. The ESV measure for 2000 was positive €77 million. In calculating the ESV measure the following rates were used:

	2001	2000
Risk free rate of return	4.8%	5.5%
Market risk	4.0%	4.5%
"Beta"	1.2	1.0

        The resulting weighted average cost of capital was 8.9% for 2001 and 8.4% for 2000. It should be noted that the calculation of ESV, which is essentially a cash measure, excludes associates.

        At December 31, 2001, there were 34 participants in the PSP and the total number of allocations outstanding under this plan was 10,744,318 (December 31, 2000: 7,439,335). These allocations expire at various dates up to June 27, 2011.

        At December 31, 2001, the total number of options outstanding under the ESOP and the UK EASOP was 35,869,860 (December 31, 2000: 24,747,932) made up as follows:

Plan	No. of participants	No. of shares	Price range	Expiry dates
ESOP	227	35,590,871	201–262 cent	Up to June 27, 2011
UK EASOP	12	278,989	Stg 127–132p	Up to June 27, 2011

		35,869,860

        None of these options is yet exercisable.

        The following schedule shows the share allocations held by directors and officers under the PSP. No director or officer has received options under the ESOP or the UK EASOP.

	January 1, 2001	December 31, 2001	Award date(1)	Exercisable date(2)	Expiry date
P.A. Smurfit	191,551	191,551	June 30, 2002	June 30, 2003	June 30, 2009
	247,802	247,802	June 30, 2003	June 30, 2004	June 30, 2009
	243,856	243,856	April 11, 2004	April 11, 2005	April 11, 2010
	—	343,059	June 27, 2005	June 27, 2006	June 27, 2011
D.F. Smurfit	206,106	206,106	June 30, 2002	June 30, 2003	June 30, 2009
	258,487	258,487	June 30, 2003	June 30, 2004	June 30, 2009
	251,999	251,999	April 11, 2004	April 11, 2005	April 11, 2010
	—	307,724	June 27, 2005	June 27, 2006	June 27, 2011
A.P.J. Smurfit	78,608	78,608	June 30, 2002	June 30, 2003	June 30, 2009
	125,122	125,122	June 30, 2003	June 30, 2004	June 30, 2009
	146,005	146,005	April 11, 2004	April 11, 2005	April 11, 2010
	—	190,460	June 27, 2005	June 27, 2006	June 27, 2011
G.W. McGann	160,378	160,378	June 30, 2003	June 30, 2004	June 30, 2009
I. Curley	100,066	100,066	June 30, 2002	June 30, 2003	June 30, 2009
	122,183	122,183	June 30, 2003	June 30, 2004	June 30, 2009
M. O'Riordan	49,332	49,332	June 30, 2002	June 30, 2003	June 30, 2009
	61,031	61,031	June 30, 2003	June 30, 2004	June 30, 2009
	60,850	60,850	April 11, 2004	April 11, 2005	April 11, 2010
	—	79,446	June 27, 2005	June 27, 2006	June 27, 2011

1.
This is the date on which awards, if any, will be made in respect of this particular tranche of allocations.

2.
This is the first date on which an award in respect of this particular tranche of allocations, if any, will become exercisable.

  The Special Long Term Incentive Plans

        Under the Special Long Term Incentive Plans, the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that the pre-set performance targets described below are achieved over a performance period of three years.

        The plans are structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after two years and within seven years (i.e., five years and ten years after the initial allocation respectively). Awards will be made by the employee share ownership trust.

        Timing and amount of allocations.    A single allocation was made in June 2000 to each participant over shares with a market value at the date the allocation was made of 7 1/2 times the participant's salary. No further allocations will be made under the plans.

        Performance measures and calculation of awards.    If the Company's TSR with dividends reinvested matches that of the lowest company in the upper quartile of the peer group used for the Group's 1999 long term plans over the three years commencing January 1, 2000, awards will be made over the total number of shares in the allocations. If the Company's TSR matches that of the median company in the peer group awards will be made over 1/3 of the maximum number of shares in the allocations with pro-rata awards for TSR performance between the median and upper quartile companies.

        Awards up to 2/3 of the maximum allocation will be subject to a further requirement that the Company's cumulative earnings per share over the plan period will be not less than a cumulative figure of 1999 earnings per share plus the increase in the Irish Consumer Price Index plus 5% per annum for the three years. Awards over the remaining 1/3 of the allocation will be subject to a similar EPS performance measure with the 5% replaced by 10%. The prices at the beginning and end of the performance period used to determine TSR will be the average prices for the quarters ending December 31, 1999 and December 31, 2002 respectively.

        Dividends will be included in the TSR calculation on the basis that the gross dividends are invested in additional shares on the payment date of the dividend. Share prices used for the TSR of non-Irish companies will be converted into euro at the rate applicable on the relevant dates.

        Participants in the plans will not be offered any new participation in any other long term incentive plan of the Company or its subsidiaries during the plan period with the exception of all employee share schemes.

        The following schedule shows the share allocations held by directors and officers under the Special Long Term Incentive Plans.

	January 1 2001 & December 31, 2001	Award date(1)	Exercisable date(2)	Expiry date
M.W.J Smurfit	4,860,475	June 20, 2003	June 20, 2005	June 20, 2010
G.W. McGann	1,864,215	June 20, 2003	June 20, 2005	June 20, 2010
I. Curley	1,165,134	June 20, 2003	June 20, 2005	June 20, 2010

1.
This is the date on which awards, if any, will be made in respect of these allocations.

2.
This is the first date on which an award in respect of these allocations, if any, will become exercisable.

  Deferred Bonus Plan

        On his appointment to the Group as Chief Financial Officer in August 1998 stock appreciation rights at various strike prices were granted to Mr.McGann. One third of the rights will vest after each of the fifth, seventh and tenth anniversaries of the effective grant date, subject to cancellation if he leaves the Company within five years. At the time of exercise of any of the rights Mr. McGann will be entitled to a cash payment (less applicable taxes) equal to the difference between the then market price and the strike price times the number of rights exercised.

        The following schedule shows the stock appreciation rights held under the Deferred Bonus Plan.

	January 1, 2001 & December 31, 2001	Strike Price	First vesting date
G.W. McGann	800,000	130 cent	August 24, 2003
	300,000	136 cent	August 24, 2003
	300,000	198 cent	August 24, 2003

  Pensions

        Pensions for executive directors are provided under a number of pension plans reflecting practice in the relevant country and are generally based on salary only; bonus and benefits are not included. However, it is common for executive compensation plans in the United States to include annual performance related pay in pensionable pay. Accordingly, pensions for certain executive directors are based on the average of the salary and annual bonus of the highest five consecutive years in the 10 years prior to retirement.

        The following sets out the pension disclosure in accordance with the Listing Rules of the Irish Stock Exchange.

Executive Directors	Increase in accrued benefits during 2001(1)	Accrued benefit at year end(2)		Transfer values(3)
	€000	€000		€000
Group
M.W.J. Smurfit	61	962	(4)	792
G.W. McGann	83	281		567
P.A. Smurfit	34	474		235
D.F. Smurfit	5	407		101
A.P.J. Smurfit	10	78		18
Associate
M.W.J. Smurfit	30	1,021		287
P.A. Smurfit	—	110		—
A.P.J. Smurfit	—	2		—

1.
Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.

2.
Figures represent the accumulated total amounts at December 31, 2001 of accrued benefits payable at normal retirement dates.

3.
Figures show the transfer values of the amounts at 1. These transfer values do not represent sums paid or due, but the amounts that the pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2001, in the event of the member leaving service.

4.
This figure represents the accumulated total amount at September 1, 2001 of accrued benefits payable following attainment of age 65.

  Annual bonus

        Executive directors other than the Chairman and President participate in annual bonus schemes under which payments are made based on the profit performance of the relevant part of the business and other performance targets. In the case of the Chairman and President, the bonus is earned by reference to Smurfit's earnings per share for the year based on targets set by the Compensation Committee at the start of the year in the context of the budget for the year.

  Service Contracts

        No executive director has a service contract with a remaining term greater than one year. On termination of employment following a change of control, each executive director except the Chairman is entitled to a payment of twice his annual remuneration.

        Additional information about the Company's officers and directors and their compensation is contained in Appendices VII and VIII of the Offer Document.

  Related party transactions

        Except as otherwise described herein, JSG's transactions with affiliates are made in the normal course of business. A significant level of these transactions are conducted with Smurfit-Stone Container Corporation and relate mainly to the sale and purchase of containerboard both in Europe and in the United States and Canada. There are no material loans outstanding between JSG or its subsidiaries and any of its affiliates.

Item 4. The Solicitation or Recommendation.

  (a)
  Recommendation of the Independent Directors.

        The Independent Directors of JSG, having been so advised by UBS Warburg and IBI Corporate Finance, consider the MDP Proposal (being the Offer and the Spin-Off together) to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board.

        The Independent Directors of JSG consider the MDP Proposal to be in the best interests of JSG shareholders as a whole and unanimously recommend all JSG shareholders to accept the Offer as they have undertaken to do in respect of their shareholdings totaling 27,221,572 Ordinary Shares representing approximately 2.45 percent of JSG's issued share capital.

  (b)
  (i) Background of the Offer; Contacts with MDP.

        The information contained in Appendix I, paragraph 1, of the Offer Document under "Special Factors—-Background of the Offer" is incorporated herein by reference.

  (ii)
  Reasons for the Recommendation of the Independent Directors.

        The information contained in Appendix I, paragraph 2, of the Offer Document under "Special Factors—Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer" is incorporated herein by reference.

        (c)    Intent to Tender.    After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns JSG Shares intends to tender in the Offer all JSG Shares that each person owns of record or beneficially. In addition, certain officers and directors of the Company have undertaken with the Purchaser, among other things, to accept the Offer. The information included in Appendix VIII, paragraph 3, of the Offer Document under "Additional Information—Irrevocable undertakings" is incorporated herein by reference and such information is qualified in its entirety by reference to the Irrevocable Undertakings filed as Exhibit (e)(3) hereto.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Except as described in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Spin-Off.

        The Independent Directors of the Company retained UBS Warburg and IBI Corporate Finance as their financial advisers in connection with the Offer. The description of such engagements contained in Appendix I, paragraph 3 of the Offer Document under "Special Factors—Report of the financial advisers to the Independent Directors—Compensation Arrangements" is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

        No transactions in JSG Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the transactions described in Appendix VIII, paragraphs 3 through 5 of the Offer Document under "Additional Information—Irrevocable undertakings"; "—Interests in JSG Securities"; and "—Dealings in JSG Securities," which descriptions are incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

        The information contained in Appendix I, paragraphs 1 and 7, of the Offer Document under "Special Factors—Background of the Offer" and "—Purposes, reasons and plans", respectively, is incorporated herein by reference.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Company's Board or Independent Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  Regulatory Approvals

        The information contained in Appendix I, paragraph 16, of the Offer Document under "Special Factors—Legal and regulatory matters" is incorporated herein by reference.

  Certain Projections Prepared by JSG's Management

        The information contained in Appendix I, paragraphs 3 and 9, of the Offer Document under "Special Factors—Report of the financial advisers to the Independent Directors—Management Projections" and "—Certain projections prepared by JSG's management," respectively, is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer Document dated July 5, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on July 5, 2002).+
(a)(2)	Forms of Letter of Transmittal and of Acceptance and Authority (incorporated by reference to Exhibits (a)(2) and (a)(3) to the Schedule TO of the Purchaser filed on July 5, 2002).+
(a)(3)	Offer Announcements issued by the Purchaser on June 17, 2002 (incorporated by reference to Offer Announcements under cover of Schedule 14D-9 filed by the Company on June 17, 2002).
(c)(1)	Presentation by UBS Warburg and IBI Corporate Finance to the Company's Independent Directors, dated June 16, 2002 (incorporated by reference to Exhibit (c)(2) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(1)	Transaction Agreement, dated June 17, 2002, by and between the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(2)	Reimbursement Agreement, dated May 7, 2002, and amendment thereto dated June 17, 2002, between Madison Dearborn Capital Partners IV, L.P. and the Company (incorporated by reference to Exhibits (d)(3) and (d)(4) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(3)	Form of Irrevocable Undertakings by and between the Purchaser and each of the Management Investors (including certain corporate entities controlled by such persons), each of Dr. Peter Alan Smurfit, Dr. Dermot F. Smurfit, Mr. James O. Dwyer and Dr. Mary Redmond (including certain corporate entities controlled by such persons), and each of the Independent Directors (incorporated by reference to Exhibits (d)(5)-(7) to the Schedule TO of the Purchaser filed on July 5, 2002).
(e)(4)	Agreement and Commitment, dated June 17, 2002, by and between the Purchaser and the Company regarding continuation of director and officer liability insurance (incorporated by reference to Exhibit (d)(8) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(5)	Letter agreements, dated on or about July 4, 2002, between MDCP Acquisitions plc and each of the Management Investors (incorporated by reference to Exhibits (d)(9)-(12) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(6)	Management Equity Agreement, dated on or about July 4, 2002, among MDCP Acquisitions plc and the Management Investors (incorporated by reference to Exhibit (d)(13) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(7)	Registration Rights Agreement, dated on or about July 4, 2002, between MDCP Acquisitions plc, MDCP IV Global Investments, LP and the Management Investors (incorporated by reference to Exhibit (d)(14) to the Schedule TO of the Purchaser filed on July 5, 2002);
(e)(8)	Corporate Governance Agreement, dated on or about July 4, 2002, among MDCP Acquisitions plc, MDCP IV Global Investments, LP and the Management Investors (incorporated by reference to Exhibit (d)(15) to the Schedule TO of the Purchaser filed on July 5, 2002).

+
Included in copies mailed to JSG shareholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEFFERSON SMURFIT GROUP PLC
	By:	/s/ MICHAEL O'RIORDAN Name: Michael O'Riordan Title: Group Secretary
Dated: July 5, 2002

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE